Exhibit 99.1

Caledonia Mining Corporation Plc

(NYSE American: CMCL; AIM: CMCL; TSX: CAL)

Notification of further information relating to significant shareholder

November 13, 2017: further to the announcement by Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) on September 8, 2017 that the Company had ascertained that VP Bank AG holds an interest in 938,773 common shares of the Company (which represents approximately 8.9% of the issued share capital of Caledonia) as an intermediary on behalf of Sales Promotion Services S.A., Caledonia was informed on November 2, 2017 that the beneficial owner of Sales Promotion Services S.A. is Heinrich Auwärter.

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139

WH Ireland Adrian Hadden/Ed Allsopp	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Head and Registered Office: Caledonia Mining Corporation Plc

3rd Floor, Weighbridge House, Weighbridge, St Helier, Jersey, Channel Islands, JE2 3NF

info@caledoniamining.com | | www.caledoniamining.com